SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP,
ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: June 30, 2006	By: /s/ Nancy C. Gardner

FINAL: 28 JUNE 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser. Your attention is drawn to the risk factors set out on pages 9 to 10.

LR 13.3.1(4)

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee or to the bank, stockbroker, or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

JPMorgan Cazenove, which is regulated by the FSA, is acting as sponsor to the Company. JPMorgan Cazenove is not acting for any person other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to customers of JPMorgan Cazenove or for providing advice in relation to the contents of this document.

LR 13.3.1(6)

Reuters Group PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3296375)

Proposed joint venture arrangements with
Chicago Mercantile Exchange relating to FXMarketSpace
and
Notice of Extraordinary General Meeting

PR A1/5.1.1
PR A1/5.1.4

This document should be read as a whole. Your attention is drawn to the letter from Niall FitzGerald KBE, the Chairman of the Company, which is set out in Part I (Letter from the Chairman) and which recommends that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting of the Company.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct after the date of this document.

A notice convening an EGM to be held at 2 p.m. on Wednesday 19 July 2006 at the Company’s offices, The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP is set out at the end of this document. A Form of Proxy for use at the EGM is enclosed. Whether or not you intend to attend the EGM in person, please complete, sign and return the accompanying Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Registrars no later than 2 p.m. on Monday 17 July 2006, being 48 hours before the time appointed for the holding of the meeting. Alternatively, you may fill in your form of proxy online at www.sharevote.co.uk following the instructions on the Form of Proxy. Please ensure that you complete your online proxy form by no later than 2 p.m. on Monday 17 July 2006. If you hold your Ordinary Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 7RA01) by no later than 2 p.m. on Monday 17 July 2006. The time of receipt will be taken to be the time from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Completion and posting the Form of Proxy, completing the form of proxy online or completing and transmitting a CREST Proxy Instruction will not prevent you from attending and voting in person at the EGM if you wish to do so.

LR 13.3.1(5)

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy(1)	2 p.m. on Monday 17 July 2006

Extraordinary General Meeting	2 p.m. on Wednesday 19 July 2006

Note

(1)	Applicable also to online forms of proxy and CREST Proxy Instructions

References to times in this document are to British Summer Time.

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PART I

LETTER FROM THE CHAIRMAN

REUTERS GROUP PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3296375)

Directors:	Registered Office:
Niall FitzGerald KBE Thomas Glocer David Grigson Devin Wenig Lawton Fitt Penelope Hughes Edward Kozel Sir Deryck Maughan Kenneth Olisa Richard Olver Ian Strachan

(Chairman)

(Chief Executive Officer)

(Chief Financial Officer)

(Chief Operating Officer)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

The Reuters Building South Colonnade Canary Wharf London E14 5EP Tel 020 7250 1122

PR A1/5.1.1,
PR A1/5.1.4

30 June 2006

Dear Shareholder

LR 13.3.1(1)
LR 13.3.1(3)

PROPOSED JOINT VENTURE ARRANGEMENTS

WITH CHICAGO MERCANTILE EXCHANGE RELATING TO FXMARKETSPACE

1.	Introduction

On 4 May 2006, the Company announced plans to create, together with Chicago Mercantile Exchange, the world’s first centrally-cleared, global foreign exchange trading platform, through a new 50/50 joint venture to be named FXMarketSpace which, following Completion, will be owned jointly by Reuters and CME. Further details on FXMarketSpace are contained in paragraph 2 of this letter.

LR.10.4.1(2)(a)
LR 10.4.1(2)(b)

On 4 May 2006, Reuters, CME and other members of their respective groups entered into the Shareholders’ Agreement which will govern the relationship between Reuters and CME as shareholders in FXMarketSpace following Completion. Under the terms of the Shareholders’ Agreement each shareholder has granted reciprocal limited exit rights to the other, enabling each of Reuters and CME rights to acquire or sell its respective holding of FXMS Shares on the occurrence of certain events (being the “JV Options” as defined in paragraph 3 of this letter). The rights granted by Reuters to CME (being the “CME JV Options” as defined in paragraph 4 of this letter) comprise a Class 1 transaction for the purposes of chapter 10 of the Listing Rules and, as such, are subject to the approval of Shareholders at the EGM to be held at 2 p.m. on Wednesday 19 July 2006 at the Company’s offices, The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, notice of which meeting, and of the Resolution to be considered, is set out at the end of this document. The JV Options, including the CME JV Options which you are being asked to approve, are explained in further detail in paragraph 3 below.

LR 13.3.1(2)

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The purpose of this document is (a) to give you further details of FXMarketSpace and the background to and reasons for the grant of the CME JV Options, (b) to explain why the Directors unanimously consider the grant of the CME JV Options to be in the best interests of Shareholders as a whole and (c) to seek your support for, and approval of, the Resolution to be proposed at the EGM, further details of which are set out in paragraph 11 below. A summary of the action you need to take is set out in paragraph 12 of this letter and on the Form of Proxy that accompanies this document.

If the Resolution to approve the grant of the CME JV Options is passed at the EGM on Wednesday 19 July 2006, Completion is expected to take place shortly thereafter.

You will find definitions for certain capitalised terms used in this letter and in the rest of this document in Part IV (on pages 30 to 33) of this document.

2.	Details on FXMarketSpace

FXMarketSpace will offer market solutions to capitalise on the growing demand for broader access to the FX market, the emergence of FX as an asset class, the growth of non-bank financial institutions in global FX markets (many of which value the ability to trade anonymously), and the growth of electronic and algorithmic trading. The Joint Venture will benefit from Reuters expertise in data dissemination and trading access distribution, and CME’s expertise in trade matching and central counterparty clearing services, among other things.

FXMarketSpace is expected to operate alongside existing electronic transactional systems including Reuters Dealing 3000 for interbank trading, Reuters Trading for Foreign Exchange for dealer to buyside connectivity and CME’s FX futures and options markets on the CME Globex® platform.

Customers of FXMarketSpace will benefit from its trading model, which will provide:

•	broad global distribution through Reuters global desktop community in FX, CME clearing firms and selected independent software vendors;
•	trading anonymity;
•	transparent and competitive prices on the CME Globex® platform;
•	central counterparty clearing services, through CME clearing; and
•	straight-through processing, increased operational efficiencies and lower costs.

Reuters and CME have begun development of the FXMarketSpace platform and, subject to satisfaction of the customary conditions described in paragraph 1 of Part II of this document (including obtaining Shareholder approval for the grant of the CME JV Options), expect the platform to be launched in early 2007. Certain proposed activities in respect of the Joint Venture will also be subject to authorisation from the FSA, which is expected to be received by the early part of 2007.

LR 10.4.1(2)(b)
LR 13.3.1(3)

Following formation of the Joint Venture, the board of directors of FXMarketSpace will consist of three directors from each of Reuters and CME, being Tom Glocer (Chief Executive Officer), Devin Wenig (Chief Operating Officer), and Julie Holland (Global Head, Research & Asset Management division) of Reuters, and Terry Duffy (Chairman), Craig Donohue (Chief Executive Officer) and Leo Melamed (Chairman Emeritus) of CME. Additionally, CME and Reuters have agreed that the following individuals will lead FXMarketSpace: Mark Robson (as Chief Executive Officer), Richard Sears (as Chief Sales Officer) and Bryan Hunter (as Chief Operating Officer).

LR 10.4.1(2)(j)

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3.	Background to and reasons for the CME JV Options

Exit provisions are commonly provided in the terms of a joint venture, giving each joint venture partner the right, should certain triggering events occur, to either acquire the shareholding of the other partner(s), or to sell its shareholding to the other partner(s).

Under the Shareholders’ Agreement, Reuters and CME (each a “JV Partner”) have granted the following options (the “JV Options”) to each other:

(a)	Default call option and default put option

If there is a prescribed event of default (including: (i) any disposal of shares in FXMarketSpace which is in breach of the Shareholders’ Agreement; (ii) any breach of the protective covenants contained in the Shareholders’ Agreement; (iii) any other breach of the Shareholders’ Agreement or any ancillary services agreement which would reasonably be expected to have a material adverse effect on the Joint Venture and which is not remedied within an agreed cure period; and (iv) any insolvency event affecting Reuters, CME or their respective affiliates), the non-defaulting JV Partner may (upon notice and for a limited period of time only) require the defaulting JV Partner to: (A) sell all of its FXMS Shares to the non-defaulting JV Partner at their Prescribed Value, with a five per cent. discount applicable under circumstances (i) to (iii); or (B) purchase all of the non-defaulting JV Partner’s FXMS Shares at their Prescribed Value, with a five per cent. premium applicable under circumstances (i) to (iii).

(b)	Termination call option

Following the fifth anniversary of the date upon which live trading on the FXMarketSpace platform is publicly announced to have commenced (the “Launch Date”), certain tests will be performed to determine if FXMarketSpace has met certain minimum volume and financial thresholds (the “Final Evaluation Tests”). If FXMarketSpace fails to meet the requirements of the Final Evaluation Tests, depending upon the circumstances, either Reuters or CME will have the right to serve a termination notice on the other within a specified period of time. The non-terminating JV Partner may, in turn, serve a notice on the terminating JV Partner at any time on or prior to the date falling on the first anniversary of the service of the termination notice (the “Termination Date”) requiring the terminating JV Partner to sell all of its FXMS Shares to the non-terminating JV Partner at their Prescribed Value (a “Termination Call Option”), provided that such sale must be completed by no later than the Termination Date.

In addition, if at any time: (i) it becomes unlawful for a JV Partner to comply with the terms of the Shareholders’ Agreement; (ii) it becomes unlawful for FXMarketSpace to conduct the business substantially in the manner contemplated by the Shareholders’ Agreement; or (iii) there is a change in law such that complying with the terms of the Shareholders’ Agreement and/or any ancillary services agreement would be reasonably likely to have a material adverse effect on the Ultimate Parent Company of either JV Partner and its affiliates considered as a whole (in each case, a “Trigger Event”), either Reuters or CME will have the right to serve a termination notice and the non-terminating JV Partner will be given the opportunity to exercise a Termination Call Option before the Shareholders’ Agreement is terminated.

LR 13.3.1(3)

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(c)	Compete call option

A JV Partner may serve a notice of its election to terminate the protective covenants contained in the Shareholders’ Agreement (i) if a termination notice has been served on the other JV Partner (as described in paragraph (b) above) following a failure to meet the requirements of the Final Evaluation Tests, at any time prior to the Termination Date, or (ii) within six months of the making of any Unilateral Capital Contribution by the other JV Partner. Within six months of the date on which notice of termination of the protective covenants is served by a JV Partner, the other JV Partner may, in turn, serve a notice requiring the terminating JV Partner to sell all of its FXMS Shares at their Prescribed Value.

(d)	Right of first refusal

Following the tenth anniversary of the Launch Date or following a Trigger Event, a JV Partner will be permitted to transfer its FXMS Shares to a third party (a “Proposed Transferee”) provided that, amongst other things, it first offers such shares to the other JV Partner at the same price and on the same terms.

(e)	Drag along right

A Proposed Transferee may also elect to buy all of the FXMS Shares then in issue at the same price per share and otherwise on the same terms subject to the non-transferring JV Partner’s right of first refusal to acquire the transferring JV Partner’s FMXS Shares at the same per share price and on the same terms as proposed to be transferred to the Proposed Transferee.

If the right of first refusal is not exercised, subject to certain restrictions, the non-transferring JV Partner will be deemed to have accepted such offer in respect of the transfer of its FXMS Shares. Such non-transferring JV Partner will be liable for its own obligations only, with the financial limit for such liability being capped at the value of the consideration payable to such JV Partner for its holding of FXMS Shares.

The drag along right will apply to a proposed transfer following the tenth anniversary of the Launch Date. Prior to such time, the drag along right will only apply if a Trigger Event occurs which gives rise to the right to transfer FXMS Shares and such Trigger Event applies to both JV Partners.

For the purposes of paragraphs (a) to (c) above, the “Prescribed Value” means the market value of the applicable FXMS Shares, determined on the basis of an arms’ length sale negotiated between a willing seller and a willing buyer of the whole of the issued share capital of FXMarketSpace (assuming that FXMarketSpace will carry on as a going concern), but disregarding inter alia: (i) any control premium or any discount reflecting minority ownership; and (ii) any discount reflecting illiquidity of the shares.

In the first instance, the JV Partners will use their reasonable endeavours to agree the Prescribed Value. If the JV Partners are unable to agree the Prescribed Value, a valuation will be performed by a mutually acceptable independent investment bank (the “Independent Expert”). Concurrently, both of the JV Partners will also conduct a valuation. The Independent Expert’s valuation will not be disclosed until both of the JV Partners have conducted their respective valuations, whereupon: (i) each of the JV Partners will submit simultaneously to the Independent Expert its valuations (which valuations are to be irrevocable); and (ii) the Independent Expert will disclose its valuation to both JV Partners simultaneously, and the Prescribed Value will be an amount equal to the average of (a) that JV Partner’s valuation which is closest to the Independent Expert’s valuation and (b) the Independent Expert’s valuation.

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Your Board believes that the JV Options provided by the Shareholders’ Agreement represent a commercially appropriate suite of exit provisions in the context of the Joint Venture.

4.	Reasons for seeking Shareholder approval

Completion and formation of the Joint Venture is, among other things, conditional upon the approval by Shareholders of the JV Options granted by Reuters to CME (being the “CME JV Options”).

Chapter 10 of the Listing Rules

The grant by Reuters to CME of the CME JV Options pursuant to the Shareholders’ Agreement constitutes a Class 1 transaction for the purposes of chapter 10 of the Listing Rules and will require the approval of Shareholders before the CME JV Options can come into effect at Completion. This is because: (i) Reuters may not have control over the events that will give CME the right to exercise the CME JV Options and require Reuters to sell its FXMS Shares or acquire CME’s holding of FXMS Shares; and (ii) the consideration payable under the CME JV Options is not fixed. The approval of the Shareholders will be sought at the EGM (as described in paragraph 11 below). Assuming that Shareholders pass the Resolution, no further approval of Shareholders would be required for any future exercise by CME of any CME JV Option.

Although the JV Options are reciprocal and therefore afford the same benefits and protections to Reuters as they do to CME, chapter 10 of the Listing Rules does not permit the grant by CME of the Reuters JV Options to be approved by Shareholders at the same time as approval is sought for the grant by Reuters of the CME JV Options. Instead, on the current basis of the Listing Rules, the Reuters JV Options will have to be classified for the purposes of chapter 10 of the Listing Rules (and, if necessary, approved by Shareholders) at the time that Reuters wishes to exercise any of the Reuters JV Options.

Chapter 11 of the Listing Rules

In addition, upon Completion, Reuters and CME will be 50/50 deadlocked joint venture partners for the purposes of the Listing Rules. For so long as this continues, any subsequent transaction or arrangement between Reuters and CME (including the exercise of any Reuters JV Option and CME JV Option) other than in accordance with the terms of the Shareholders’ Agreement will, on the face of it, constitute a related party transaction under chapter 11 of the Listing Rules and may require the prior approval of the Shareholders.

However, under the terms of the Shareholders’ Agreement (and prior to Reuters and CME becoming 50/50 joint venture partners in FXMarketSpace), Reuters has lost discretion as to the future exercise of the CME JV Options by CME. Accordingly the exercise by CME of the CME JV Options will not constitute a related party transaction under chapter 11 of the Listing Rules. As a result, provided that the grant of the CME JV Options is approved by the Shareholders at the EGM, no further approval of Shareholders will be required in relation to any future exercise by CME of the CME JV Options (whether under chapter 10 or chapter 11 of the Listing Rules).

LR 13.3.1(2)

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Chapter 11 of the Listing Rules will apply to the Reuters JV Options for as long as Reuters and CME are 50/50 deadlocked joint venture partners. This is because Reuters has retained sole discretion as to whether it exercises the Reuters JV Options. Accordingly, any proposed exercise by Reuters of the Reuters JV Options will need to be classified at the time of exercise and, depending on the result of the classification and the circumstances at the time, may be subject to the approval of Shareholders under chapter 10 and/or chapter 11 of the Listing Rules.

Accordingly, you are not being asked to approve any of the Reuters JV Options or any of the other provisions of the Shareholders’ Agreement. You are only being asked to approve the grant by Reuters to CME of the CME JV Options and the transactions contemplated thereby.

5.	Information on the Company

Established in 1851, Reuters is a global information company providing information tailored for professionals in the financial services, media and corporate markets. At the end of 2005, Reuters had 15,300 staff in 89 countries. This includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Although Reuters is best known as the world’s largest international multimedia news agency, more than 90 per cent. of revenue derives from its financial services business. Some 347,000 financial market professionals working in the equities, fixed income, foreign exchange, money, commodities and energy markets around the world use Reuters products. Reuters and the sphere device are the registered trademarks of the Reuters Group around the world.

Reuters core strengths lie in providing the content, analytics, trading and messaging capabilities needed by financial professionals. The Group provides financial institutions with specially designed tools to help them reduce risk and distribute and manage the ever-increasing volumes of market data. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and effectively.

Reuters supplies news - text, graphics, video and pictures - to media organisations across the globe. It also provide news to businesses outside financial services as well as direct to consumers.

6.	Information on CME

CME was founded in 1898 as a not-for-profit corporation. In November 2000, CME demutualised and became a shareholder-owned corporation and completed its initial public offering in December 2002, becoming the first U.S. financial exchange to be publicly traded.

CME is the largest futures exchange in the United States for the trading of futures contracts and options on futures contracts, often called derivatives, as measured by 2005’s record trading volume of 1 billion contracts. In 2005, CME’s customers, who include its members, traded futures contracts and options on futures contracts with an underlying value of US$638 trillion, making CME the world’s largest exchange by this measure.

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CME’s products provide a means for hedging, speculation and asset allocation relating to the risks associated with interest rate sensitive instruments, equity ownership, changes in the value of foreign currency and changes in the prices of commodities. CME’s customer base includes professional traders, financial institutions, institutional and individual investors, major corporations, manufacturers, producers, supranational entities and governments. CME’s key products include CME Eurodollar contracts and contracts based on major U.S. stock indexes, including the S&P 500 and the NASDAQ-100. CME also offers contracts for the principal foreign currencies and for a number of commodity products, including cattle, hogs and dairy.

7.	Principal terms and conditions of the Shareholders’ Agreement

A summary of the principal terms and conditions of the Shareholders’ Agreement is included in Part II of this document. Completion remains subject to the conditions precedent set out in paragraph 1 of Part II of this document being satisfied.

8.	Financial effects of the Joint Venture

The FXMarketSpace business plan requires each party to contribute capital of up to US$45 million (approximately £25 million) to fund the Joint Venture through to profitability, subject to the achievement of certain milestones by the Joint Venture in years three and five following the Launch Date. The business plan currently anticipates two roughly equal amounts of capital contribution, in 2006 and 2007, with a contribution on formation of up to US$17 million (£10 million).

The Directors expect the respective share of the start-up losses to be US$20-25 million (£11-14 million), with around US$5 million (£3 million) of this expected in 2006. The Joint Venture is expected to achieve profitability during 2008.

LR 10.4.1(2)(c)
LR 10.4.1(2)(f)
LR 13.4.1(5)

9.	Current trading and prospects

On 26 April 2006, Reuters announced its results for the first quarter of 2006. Total revenue for the period was £633 million (2005: £558 million), up 13 per cent. over the same period in 2005. On announcing these results, Tom Glocer, Reuters Chief Executive said:

“We have delivered a good first quarter, which provides a strong base for the rest of the year. Our market share data confirms what our first quarter sales and our customers are telling us - that our products are highly competitive and we are winning in the marketplace. Our Core Plus strategy is also off to a good start with growth in transaction revenues, media and emerging markets like China and India.”

On a constant currency basis, revenue increased by nine per cent., five percentage points of which was due to acquisitions, principally Moneyline Telerate in June 2005. The four percentage points of currency-related revenue growth in the first quarter were driven by a stronger US dollar, which had a roughly equal effect on Reuters cost base because the proportions of US dollar denominated revenues and costs were approximately the same.

Underlying (i.e. excluding acquisitions and disposals since 1 January 2005 and at constant exchange rates) revenue growth of four per cent. was in line with company expectations, reflecting annual price increases, a weak comparative for outright revenue in 2005, good growth in usage revenue and an initial half percentage point contribution from initiatives from Reuters Core Plus growth strategy (as described in the Chief Executive’s review on page 4 and the “Grow it” paragraph in the Operating and Financial Review on pages 9 to 10, each of Reuters 2005 Annual Report and Form 20-F).

PR A1/12.1 and 12.2

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Each year, Reuters publishes headline findings from its market size and share study. This in-depth, proprietary research is based on quantitative macro-economic modelling, consolidation of over 100 secondary sources and 25,000 end user profiles.

In 2005, Reuters grew its revenue share by one percentage point in the £6 billion market for financial information and services that accounts for over 80 per cent. of Reuters current revenue. This takes Reuters revenue share to 27 per cent., level with Bloomberg.

Reuters market share growth was driven by the acquisition of Moneyline Telerate and by share gains at Reuters largest customers, in reference datafeeds and in treasury brokerage. These gains outweighed losses of lower cost legacy business. Excluding acquisitions, Reuters market share remained stable.

Reference datafeeds continued to perform strongly, increasing their share of revenue by two percentage points. Reuters also saw an increase of one percentage point in its market share of treasury brokerage (usage revenue generated from Dealing Matching), reflecting its ability to drive growth in the rapidly expanding electronic trading market targeted in its Core Plus strategy.

With Core Plus, Reuters addressable market is expected to expand from £6 billion to £11 billion per year, offering the prospect of accelerated growth.

As at the date of this document, Reuters continues to expect full year revenue growth of around five per cent. on a constant currency basis. This includes acquisitions and a percentage point of growth from Core Plus. The Board continues to believe that the prospects for the current financial year remain in line with this previous guidance.

10.	Risk Factors

The CME JV Options will give rise to certain risks which, if they occur, may have a material adverse effect on the Group’s business, financial condition, results or future prospects. In addition to the information set out in this document, the following risk factors should be considered carefully in evaluating whether to approve the CME JV Options. The following risk factors are not set out in any order of priority. There may be other risks of which the Board is not aware or which it believes to be immaterial which may, in the future, arise in connection with the CME JV Options and have an adverse effect on the Group’s business, financial condition, results or future prospects:

10.1	General risks
(a)

This document may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in more detail in the Operating and Financial Review in paragraph 18 on page 24 of the 2005 Annual Report and Form 20-F under the heading “Risk Factors” and include the risk that necessary regulatory approvals are not received and that the joint venture is not as successful as or by the times anticipated. Copies of the 2005 Annual Report and Form 20-F are available for inspection in accordance with paragraph 11 of Part III of this document. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements unless required to do so by law or regulation.

LR 13.3.1(3)

PR A1/4

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(b)

For a discussion of risk factors specific to Reuters and the industries in which it operates, please refer to the section headed “Risk Factors” in the Operating and Financial Review on pages 24 to 25 of the 2005 Annual Report and Form 20-F.

10.2	Risks relating to the CME JV Options
(a)	Reuters may be required to exit from the Joint Venture

Upon exercise of a CME JV Option, Reuters could be required to sell its holding of FXMS Shares at a time which does not suit its strategic aims or at a price which it does not believe accurately captures the value of its participation in the Joint Venture.

(b)	Reuters may be required to acquire CME’s holding of FXMS Shares

Following a material default by or insolvency of Reuters, CME may choose to require Reuters to purchase its holding of FXMS Shares at a time when Reuters does not have sufficient readily-available funds to pay the prescribed purchase price for those FXMS Shares or at a price which Reuters believes overstates the value of the Joint Venture.

(c)	FXMarketSpace may not be established

CME has indicated to Reuters that it would not be prepared to waive unilaterally the Shareholder approval condition. In the event that Shareholders choose not to pass the Resolution, therefore, the Joint Venture will not be formed and the potential benefits and opportunities afforded to Reuters by the establishment of FXMarketSpace will be lost, unless Reuters and CME at that time re-negotiate the terms of the Shareholders’ Agreement. As the CME JV Options, together with the Reuters JV Options, represent a significant component of the overall negotiated arrangements, there can be no assurance that the parties will be willing or able to agree alternative provisions relating to the Joint Venture.

The Directors are not aware of any other material risk factors arising in connection with the CME JV Options.

11.	Extraordinary General Meeting

Set out at the end of this document is a notice convening an EGM to be held at 2 p.m. on Wednesday 19 July 2006 at the Company’s offices at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP. At this EGM, an ordinary resolution will be proposed to approve the grant of the CME JV Options.

LR 13.3.1(1)

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12.	Action to be taken

You will find enclosed with this document a Form of Proxy to be used in connection with the EGM. Whether or not you intend to be present at the meeting, you are requested to complete and sign the Form of Proxy in accordance with the instructions printed on it and return it to the Registrars, as soon as possible and in any event so as to arrive no later than 2 p.m. on Monday 17 July 2006.

Alternatively, you may fill in your form of proxy online at www.sharevote.co.uk following the instructions on the Form of Proxy, or if you hold your Ordinary Shares in uncertificated form (i.e. in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 7RA01), in each case by no later than 2 p.m. on Monday 17 July 2006.

Completion and posting of the Form of Proxy, completing the form of proxy online or completing and transmitting a CREST Proxy Instruction will not preclude you from attending and voting in person at the EGM if you wish to do so.

13.	The Board’s Intentions and Recommendation

The Directors have irrevocably undertaken to vote in favour of the Resolution in respect of a total of 638,467 Ordinary Shares, representing approximately 0.048 per cent of the issued share capital of the Company.

The Board considers that the grant of the CME JV Options, and the transactions contemplated thereby, are in the best interests of the Company and Shareholders as a whole.

Accordingly, the Board unanimously recommends Shareholders to vote in favour of the Resolution, as the Directors intend to do in respect of holdings of 638,467 Ordinary Shares (representing approximately 0.048 per cent. of the issued ordinary share capital of the Company).

Yours faithfully

Niall FitzGerald KBE

Chairman

13.3.1(5)

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Part II

Summary of the terms and conditions of the Shareholders’ Agreement

Reuters, CME and others entered into the Shareholders’ Agreement on 4 May 2006. The Shareholders’ Agreement governs the relationship between Reuters Holdings Limited and CME FX Marketplace Inc. as shareholders in FXMarketSpace.

1.	Conditions

Completion of the establishment of FXMarketSpace is conditional upon satisfaction (or waiver in accordance with the terms of the Shareholders’ Agreement) of the following conditions:

(a)	approval of the grant of the CME JV Options by Shareholders at the EGM;
(b)	competition approvals (in Germany and Austria, and, if required by any individual member state of the European Union, by the European Commission) having been granted;
(c)	the arrangements contemplated by the Shareholders’ Agreement not constituting a material breach of any applicable law or regulation to which Reuters or CME is subject; and
(d)

neither Reuters nor CME having materially breached (i) the protective covenants or any of the interim steps required to establish FXMarketSpace as the joint venture vehicle or (ii) any term of the ancillary service agreements stated to take effect prior to Completion.

The condition referred to in paragraph 1(b) above has already been satisfied.

2.	Representations and warranties

Under the Shareholders’ Agreement, Reuters has given warranties to CME (i) in relation to FXMarketSpace and its share capital, members, liabilities and the conduct of FXMarketSpace since its incorporation and prior to Completion and (ii) that no act by CME under the terms of the Shareholders’ Agreement requires Shareholder approval other than the approval to be given pursuant to the passing of the Resolution.

Each of Reuters and CME has also given customary general warranties to the other party in respect of entry into the Shareholders’ Agreement and the intellectual property to be licensed to FXMarketSpace.

All warranties are given at the date of the Shareholders’ Agreement and are repeated at Completion. There is no financial or time limit on the liability of the parties in respect of any breach of the warranties. In the event of a material breach of a warranty, the non-breaching party shall be entitled to terminate the Shareholders’ Agreement if such breach is not cured within 14 days.

PR A1/22

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3.	Business of FXMarketSpace

The Shareholders’ Agreement provides that FXMarketSpace will establish and conduct a new trading system for the electronic execution of transactions in foreign exchange products with integrated novation to a clearinghouse acting as a central counterparty to each clearing firm for the transaction, and settlement (for eligible products and currency pairs) through CLS Bank’s continuous linked settlement system. The Shareholders’ Agreement also provides that FXMarketSpace will provide straight-through processing and delivery of trade confirmations to transacting counterparties, clearing members and the clearinghouse. FXMarketSpace will not operate a foreign exchange futures market subject to regulation by the Commodity Futures Trading Commission as an exchange. Neither Reuters existing OTC foreign exchange transaction business nor CME’s existing foreign exchange futures business will be contributed to FXMarketSpace.

4.	Management of FXMarketSpace

Reuters and CME have agreed that FXMarketSpace will be managed by a board of directors jointly appointed by Reuters and CME, with each party nominating three directors. In general, board actions will require approval of at least one appointee of each party. Various reserved matters will require the approval of both Reuters and CME. These arrangements will generally continue until such time as either party owns less than 30 per cent. of the total FXMS Shares in issue or either party has elected to terminate the protective covenants of the Shareholders’ Agreement in the circumstances described in paragraph 3 of Part I of this document, in which case the minority or electing party will generally have only limited governance rights in respect of the Joint Venture.

5.	Termination

The Shareholders’ Agreement may be terminated by either Reuters or CME with mutual written consent, if there is an event of default with respect of the other party, if there is an insolvency event in respect of FXMarketSpace, on the failure of a Final Evaluation Test, where only one party remains holding FXMS Shares, where all FXMS Shares are purchased by a third party, where it becomes unlawful for a party to comply with the terms of the Shareholders’ Agreement, where it becomes unlawful for FXMarketSpace to conduct the business substantially in the manner contemplated by the Shareholders’ Agreement, or where there is a change in law such that complying with the terms of the Shareholders’ Agreement and/or any ancillary services agreement would be reasonably likely to have a material adverse effect on the Ultimate Parent Company of either party and its Affiliates considered as a whole, subject in certain cases described above to a right of the non-terminating party to acquire the FXMS Shares of the terminating party.

6.	Protective covenants

Under the Shareholders’ Agreement, none of Reuters, CME or their Affiliates may materially participate in, aid or enable the creation or operation of, or have any direct or indirect equity or other general financial interest in, any trading platform which provides electronic execution and clearing of foreign exchange products (other than exchange-listed futures and options on futures) with integrated novation to a central counterparty, nor may Reuters or CME provide clearing, matching or trading access distribution services to any such platform, subject to certain exceptions. These exceptions would, among other things, permit Reuters to provide trading access distribution services, and CME to provide clearing services, to one such platform beginning no earlier than three years after the later of public launch of trading on FXMarketSpace or on such other platform. In addition, each party is subject to certain restrictions and/or revenue sharing arrangements with respect to trading a defined category of foreign exchange products that are considered to be economically equivalent to FXMarketSpace’s initially planned main products in a credit-intermediated market (other than Reuters Dealing 3000 and successor platforms), with such restrictions and/or arrangements phasing out over time and ending entirely not later than nine years following the public launch of trading on FXMarketSpace.

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7.	Parent guarantees

The obligations of Reuters Holdings Limited as a Shareholder are guaranteed by the Company and Reuters Limited and the obligations of CME FX Marketplace Inc. as a Shareholder are guaranteed by Chicago Mercantile Exchange Holdings Inc. and Chicago Mercantile Exchange Inc. respectively.

8.	Options

The JV Options (including the CME JV Options which are the subject of the Resolution) are summarised in paragraph 3 of Part I of this document.

9.	Funding obligations

Under the terms of the Shareholders’ Agreement, Reuters and CME have agreed to fund the Joint Venture in amounts of up to US$45 million (approximately £25 million) each as described in paragraph 8 of Part 1 above. Following the second anniversary of the Launch Date, certain tests will be performed to determine if FXMarketSpace has met certain minimum volume thresholds. If these tests are not met by the third anniversary of the Launch Date, the funding obligations of the parties shall cease with immediate effect.

10.	Profit sharing

The parties have agreed to share all profits derived from the Joint Venture on a 50/50 basis (including those profits derived through the provision of services by the parties to FXMarketSpace). The Shareholders’ Agreement provides that the means of sharing shall be effected by the Joint Venture paying a dividend in priority to the shareholder with the lesser profits, to be accrued year to year during years in which the Joint Venture does not have sufficient profits to make sure payment, and provided that the other shareholder shall directly make a payment of its portion of the outstanding amount to the other shareholder where either party is exiting from the Joint Venture.

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Part III

Additional Information

1.	Responsibility Statement

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

LR.13.4.1(4)

2.	The Company, the Directors and Senior Managers
2.1	The Company

The Company was incorporated as a private limited company in England and Wales on 24 December 1996 with number 3296375 and the name Nayatronics Limited and re-registered as a public limited company with the name Reuters Group PLC on 4 December 1997. The principal legislation under which the Company operates is the Act and the regulations made under it.

The Company is domiciled in the United Kingdom with its registered office and principal place of business at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP. This is also the business address of each of the Directors. The telephone number of the Company’s registered office is 020 7250 1122.

PR A1/5.1.1
PR A1/5.1.4

2.2	Directors

Niall FitzGerald KBE	(Chairman)
Thomas Glocer	(Chief Executive Officer)
David Grigson	(Chief Financial Officer)
Devin Wenig	(Chief Operating Officer)
Lawton Fitt	(Non-executive Director)
Penelope Hughes	(Non-executive Director)
Edward Kozel	(Non-executive Director)
Sir Deryck Maughan	(Non-executive Director)
Kenneth Olisa	(Non-executive Director)
Richard Olver	(Non-executive Director)
Ian Strachan	(Non-executive Director)
2.3	Senior Managers

Christopher Ahearn	(President - Reuters Media)
Stephen Dando	(Group HR Director)
Joerg Floeck	(Managing Director - Europe, Middle East & Africa)
Christopher Hagman	(Managing Director, Global Sales & Service Operations)
Julie Holland	(Global Head, Research & Asset Management division)
Alexander Hungate	(Managing Director, Asia)
Geert Linnebank	(Editor-in-Chief)
David Lister	(Chief Information Officer)
Roy Lowrance	(Chief Technology Officer)
Rosemary Martin	(General Counsel and Company Secretary)
Peter Moss	(Global Head of Enterprise Solutions)
Mark Redwood	(Global Head of Sales & Trading)
Jonathan Robson	(President, Focus Group Accounts and President, Americas)
Susan Taylor-Martin	(Global Head of Corporate Strategy)
Simon Walker	(Director of Corporate Marketing & Communications)

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3.	Directors’ and Senior Managers’ interests
3.1	Equity Interests

As at 27 June 2006 (being the latest practicable date prior to the publication of this document) the interests in the share capital of the Company (all of which, unless otherwise stated, are beneficial) of each Director and Senior Manager, their immediate families and related trusts which (i) have been notified to the Company pursuant to Sections 324 or 328 of the Act, or (ii) are required pursuant to Section 325 of the Act to be entered in the register kept in accordance with that section, or (iii) are interests of persons connected (within the meaning of Section 346 of the Act) with a Director or Senior Manager which would, if the connected person were a Director or Senior Manager, be required to be disclosed under (i) or (ii) above and the existence of which is known to, or could with reasonable diligence, be ascertained by, that Director or Senior Manager, were as follows:

Name	No. of Ordinary Shares	Percentage of issued ordinary share capital

Directors
Niall FitzGerald	80,000	Less than 1%
Thomas Glocer	401,429	Less than 1%
David Grigson	63,430	Less than 1%
Devin Wenig	105,843	Less than 1%
Lawton Fitt	25,000	Less than 1%
Penelope Hughes	2,392	Less than 1%
Edward Kozel	7,500	Less than 1%
Sir Deryck Maughan	—	—
Kenneth Olisa	2,550	Less than 1%
Richard Olver	10,000	Less than 1%
Ian Strachan	15,500	Less than 1%

Senior Managers
Christopher Ahearn	39,490	Less than 1%
Stephen Dando	—	—
Joerg Floeck	13,280	Less than 1%
Christopher Hagman	47,990	Less than 1%
Julie Holland	8,511	Less than 1%
Alexander Hungate	94,926	Less than 1%
Geert Linnebank	13,009	Less than 1%
David Lister	8,965	Less than 1%
Roy Lowrance	—	—
Rosemary Martin	20,971	Less than 1%
Peter Moss	—	—
Mark Redwood	6,071	Less than 1%
Jon Robson	5,272	Less than 1%
Susan Taylor-Martin	8,692	Less than 1%
Simon Walker	45,486	Less than 1%

PR A1/17.2

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3.2	Directors’ and Senior Managers’ options over Ordinary Shares

As at 27 June 2006 (being the latest practicable date prior to the publication of this document), the following Directors and Senior Managers had the following outstanding options to acquire Ordinary Shares under the Discretionary Stock Option Plan (“DSOP”) and Save As You Earn Plan (“SAYE”):

			Exercise Period

Name	Number of options over Ordinary Shares	Exercise price (£)	From	To

Directors
Thomas Glocer
DSOP	461,295	£5.28	20/02/2005	19/02/2012
	915,654	£2.66	02/08/2005	01/08/2012
	1,307,514	£1.35	24/02/2006	23/02/2013
	706,594	£2.45	04/08/2006	03/08/2013
	789,430	£4.07	23/02/2007	22/02/2014
	1,000,928	£3.21	27/08/2007	26/08/2014
	719,473	£4.19	11/03/2008	10/03/2015
	774,959	£3.89	02/08/2008	01/08/2015
	625,000	£3.93	15/03/2009	14/03/2016

SAYE	1,200	£3.14	01/06/2007	30/11/2007
	569	£3.33	01/06/2008	30/11/2008
	1,191	£3.14	01/06/2009	30/11/2009

David Grigson
DSOP	75,757	£5.28	20/02/2005	19/02/2012
	150,375	£2.66	02/08/2005	01/08/2012
	200,000	£1.35	24/02/2006	23/02/2013
	200,000	£2.45	04/08/2006	03/08/2013
	122,950	£4.07	23/02/2007	22/02/2014
	155,892	£3.21	27/08/2007	26/08/2014
	281,886	£4.19	11/03/2008	10/03/2015
	303,625	£3.89	02/08/2008	01/08/2015
	250,000	£3.93	15/03/2009	14/03/2016

SAYE	4,200	£0.90	01/06/2006	30/11/2006
	1,200	£3.14	01/06/2007	30/11/2007
	569	£3.33	01/06/2008	30/11/2008
Devin Wenig
DSOP	6,913	£11.39	27/12/2001	26/12/2007
	9,135	£8.62	25/06/2002	24/06/2011
	25,936	£5.28	20/02/2003	19/02/2012
	200,000	£2.66	02/08/2003	01/08/2012
	200,000	£1.35	24/02/2006	23/02/2013
	200,000	£2.45	04/08/2006	03/08/2013
	122,950	£4.07	23/02/2007	22/02/2014
	155,892	£3.21	27/08/2007	26/08/2014
	281,886	£4.19	11/03/2008	10/03/2015
	303,625	£3.89	02/08/2008	01/08/2015
	325,000	£3.93	15/03/2009	14/03/2016

SAYE	1,200	£3.14	01/06/2007	30/11/2007
	1,138	£3.33	01/06/2008	30/11/2008

PR A1/17.2

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Senior Managers
Christopher Ahearn
DSOP	23,201	£8.62	25/06/2002	24/06/2011
	5,861	£6.92	21/12/2002	20/12/2011
	12,626	£5.28	20/02/2003	19/02/2012
	150,000	£2.66	02/08/2003	01/08/2012
	87,500	£1.35	24/02/2004	23/02/2013

			Exercise Period

Name	Number of options over Ordinary Shares	Exercise price (£)	From	To

	100,000	£2.45	04/08/2004	03/08/2013
	20,000	£4.07	23/02/2005	22/02/2014

SAYE	301	$48.30	01/06/2007	30/11/2007
	200	$43.63	01/06/2007	30/11/2007

Joerg Floeck
DSOP	4,477	£11.39	27/12/2001	26/12/2007
	5,916	£8.62	25/06/2002	24/06/2011
	5,663	£6.92	21/12/2002	20/12/2011
	8,838	£5.28	20/02/2003	19/02/2012
	75,000	£2.66	02/08/2003	01/08/2012
	30,000	£1.35	24/02/2004	23/02/2013
	70,000	£2.45	04/08/2004	03/08/2013
	20,000	£4.07	23/02/2005	22/02/2014

SAYE	1,200	£3.14	01/06/2007	30/11/2007
	512	£3.33	01/06/2008	30/11/2008
	1,172	£3.14	01/06/2009	30/11/2009

Christopher Hagman
DSOP	1,843	£11.39	27/12/2001	26/12/2007
	5,697	£5.28	20/02/2003	19/02/2007
	150,000	£2.66	02/08/2003	01/08/2007
	75,000	£1.35	24/02/2004	23/02/2013
	112,500	£2.45	04/08/2004	03/08/2013

SAYE	4,200	£0.90	01/06/2006	30/11/2006
	1,200	£3.14	01/06/2007	30/11/2007

Julie Holland
DSOP	5,531	£11.39	27/12/2001	26/12/2007
	12,761	£8.62	25/06/2002	24/06/2011
	17,098	£5.28	20/02/2003	19/02/2012
	50,000	£2.66	02/08/2003	01/08/2012
	50,000	£1.35	24/02/2004	23/02/2013
	150,000	£2.45	04/08/2004	03/08/2013
	11,888	£4.07	23/02/2005	22/02/2014

SAYE	600	£3.14	01/06/2007	31/11/2007

Alexander Hungate
SAYE	5,531	£11.39	27/12/2001	26/12/2007
	7,308	£8.62	25/06/2002	24/06/2011
	23,453	£5.28	20/02/2003	19/02/2012
	200,000	£2.66	02/08/2003	01/08/2012
	41,700	£1.35	24/02/2004	23/02/2013
	100,000	£2.45	04/08/2004	03/08/2013
	50,000	£4.07	23/02/2005	22/02/2014
	63,396	£3.21	27/08/2005	26/08/2014

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Geert Linnebank
DSOP	6,255	£11.39	27/12/2001	26/12/2007
	8,265	£8.62	25/06/2002	24/06/2011

			Exercise Period

Name	Number of options over Ordinary Shares	Exercise price (£)	From	To

	16,664	£5.28	20/02/2003	19/02/2012
	100,000	£2.66	02/08/2003	01/08/2012
	75,000	£1.35	24/02/2004	23/02/2013
	100,000	£2.45	04/08/2004	03/08/2013
	42,000	£4.07	23/02/2005	22/02/2014
	53,252	£3.21	27/08/2005	26/08/2014
	40,984	£4.19	11/03/2006	10/03/2015
	44,144	£3.89	02/08/2006	01/08/2015
	49,000	£3.93	15/03/2007	14/03/2016

SAYE	1,200	£3.14	01/06/2007	30/11/2007

Roy Lowrance
DSOP	36,000	£3.93	15/03/2007	14/03/2016

SAYE	1,188	£3.14	01/06/2009	30/11/2009

Rosemary Martin
DSOP	5,004	£11.39	27/12/2001	26/12/2007
	6,612	£8.62	25/06/2002	24/06/2011
	13,336	£5.28	20/02/2003	19/02/2012
	50,000	£2.66	02/08/2003	01/08/2012
	20,000	£1.35	24/02/2004	23/02/2013
	100,000	£2.45	04/08/2004	03/08/2013
	42,000	£4.07	23/02/2005	22/02/2014
	53,252	£3.21	27/08/2005	26/08/2014
	40,984	£4.19	11/03/2006	10/03/2015
	44,144	£3.89	02/08/2006	01/08/2015
	41,000	£3.93	15/03/2007	14/03/2016

SAYE	1,200	£3.14	01/06/2007	30/11/2007
	853	£3.33	01/06/2008	30/11/2008
Peter Moss
DSOP	2,897	£11.39	27/12/2001	26/12/2007
	3,828	£8.62	25/06/2002	24/06/2011
	8,417	£5.28	20/02/2003	19/02/2012
	25,000	£2.66	02/08/2003	01/08/2012
	12,500	£1.35	24/02/2004	23/02/2013
	12,500	£2.45	04/08/2004	03/08/2013
	17,625	£4.07	23/02/2005	22/02/2014

SAYE	4,200	£0.90	01/06/2006	30/11/2006
	2,216	£4.48	01/06/2007	30/11/2007

Mark Redwood
SAYE	1,200	£3.14	01/06/2007	30/11/2007
	569	£3.33	01/06/2008	30/11/2008
	1,191	£3.14	01/06/2009	30/11/2009

Jonathan Robson
DSOP	56,250	£1.08	01/04/2004	31/03/2013
	56,250	£2.45	04/08/2004	03/08/2013
	21,125	£4.07	23/02/2005	22/02/2014

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Simon Walker
DSOP	31,829	£1.35	24/02/2004	23/02/2013
	52,615	£2.45	04/08/2004	03/08/2013
	42,000	£4.07	23/02/2005	22/02/2014
	53,252	£3.21	27/08/2005	26/08/2014
	40,300	£4.19	11/03/2006	10/03/2015
	43,408	£3.89	02/08/2006	01/08/2015
	40,000	£3.93	15/03/2007	14/03/2016

			Exercise Period

Name	Number of options over Ordinary Shares	Exercise price (£)	From	To

SAYE	1,200	£3.14	01/06/2007	30/11/2007
	1,138	£3.33	01/06/2008	30/11/2008
	595	£3.14	01/06/2009	30/11/2009
Senior Managers
Susan Taylor-Martin
DSOP	3,621	£11.39	27/12/2001	26/12/2007
	4,785	£8.62	25/06/2002	24/06/2011
	2,025	£6.92	21/12/2002	20/12/2011
	3,100	£5.28	20/02/2003	19/02/2012
	50,000	£2.66	02/08/2003	01/08/2012
	15,000	£1.35	24/02/2004	23/02/2013
	15,000	£2.45	04/08/2004	03/08/2013
	30,000	£4.07	23/02/2005	22/02/2014
	38,040	£3.21	27/08/2005	26/08/2014
	30,056	£4.19	11/03/2006	10/03/2015
	32,372	£3.89	02/08/2006	01/08/2015
	33,000	£3.93	15/03/2007	14/03/2016

SAYE	4,200	£0.90	01/06/2006	30/11/2006

No options have been granted to Stephen Dando at present.

3.3	Directors’ and Senior Managers’ awards of Ordinary Shares

As at 27 June 2006 (being the latest practicable date prior to the publication of this document), the following Directors and Senior Managers had the following outstanding awards over Ordinary Shares under the Long Term Incentive Plan (“LTIP”) and the Restricted Share Plan (“RSP”):

Name	Number of Ordinary Shares subject to awards	Award price (£)	Date of award	Performance period end

Directors
Thomas Glocer
LTIP	234,974	£5.28	20/02/2002	31/12/2006
	1,731,277	£1.35	24/02/2003	31/12/2007
	544,094	£4.07	23/02/2004	31/12/2006
	417,228	£4.19	11/03/2005	31/12/2007
	500,000	£3.93	15/03/2006	31/12/2008

David Grigson
LTIP	37,205	£5.28	20/02/2002	31/12/2006
	200,000	£1.35	24/02/2003	31/12/2007
	200,000	£4.07	23/02/2004	31/12/2006
	163,468	£4.19	11/03/2005	31/12/2007
	200,000	£3.93	15/03/2006	31/12/2008

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Devin Wenig
LTIP	22,047	£5.28	20/02/2002	31/12/2006
	200,000	£1.35	24/02/2003	31/12/2007
	200,000	£4.07	23/02/2004	31/12/2006
	163,468	£4.19	11/03/2005	01/01/2007
	250,000	£3.93	15/03/2006	31/12/2008

Senior Managers
Christopher Ahearn
LTIP	10,732	£5.28	20/02/2002	31/12/2006
	92,017	£1.35	24/02/2003	31/12/2007
	14,890	£4.07	23/02/2004	31/12/2006

Name	Number of Ordinary Shares subject to awards	Award price (£)	Date of award	Performance period end

	18,017	£4.19	11/03/2005	31/12/2007
	29,665	£3.93	15/03/2006	31/12/2008

RSP Scheme	9,519	£3.21	27/08/2004	N/A
	13,671	£4.19	11/03/2005	N/A
	19,632	£3.89	02/08/2005	N/A
	18,976	£3.93	15/03/2006	N/A

Joerg Floeck
LTIP	7,513	£5.28	20/02/2002	31/12/2006
	66,434	£1.35	24/02/2003	31/12/2007
	22,334	£4.07	23/02/2004	31/12/2006
	19,072	£4.19	11/03/2005	31/12/2007
	34,572	£3.93	15/03/2006	31/12/2008
	29,665

RSP	9,519	£3.21	27/08/2004	N/A
	14,469	£4.19	11/03/2005	N/A
	22,116	£3.93	15/03/2006	N/A

Christopher Hagman
LTIP	4,843	£5.28	20/02/2002	31/12/2006
	107,955	£1.35	24/02/2003	31/12/2007
	60,000	£4.07	23/02/2004	31/12/2006
	81,735	£4.19	11/03/2005	31/12/2007
	107,000	£3.93	15/03/2006	31/12/2008

Julie Holland
LTIP	14,534	£5.28	20/02/2002	31/12/2006
	92,593	£1.35	24/02/2003	31/12/2007
	13,854	£4.07	23/02/2004	31/12/2006
	21,660	£4.19	11/03/2005	31/12/2007

RSP	5,658	£3.21	27/08/2004	N/A
	16,434	£4.19	11/03/2005	N/A

Alexander Hungate
LTIP	19,936	£5.28	20/02/2002	31/12/2006
	111,111	£1.35	24/02/2003	31/12/2007
	51,592	£4.07	23/02/2004	31/12/2006
	41,486	£4.19	11/03/2005	31/12/2007
	34,572	£3.93	15/03/2006	31/12/2008

RSP Scheme	31,476	£4.19	11/03/2005	N/A
	22,116	£3.93	15/03/2006	N/A

Geert Linnebank
LTIP	14,165	£5.28	20/02/2002	31/12/2006
	77,988	£1.35	24/02/2003	31/12/2007
	48,940	£4.07	23/02/2004	31/12/2006
	46,316	£4.19	11/03/2005	31/12/2007
	73,000	£3.93	15/03/2006	31/12/2008

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David Lister
LTIP	92,368	£3.21	03/12/2005	31/12/2006
	26,155	£4.19	11/03/2005	31/12/2007
	25,411	£3.93	15/03/2006	31/12/2008

RSP	25,857	£3.21	03/12/2004	N/A
	19,845	£4.19	11/03/2005	N/A
	16,256	£3.93	15/03/2006	N/A

Roy Lowrance
LTIP	53,000	£3.93	15/03/2006	31/12/2008

Name	Number of Ordinary Shares subject to awards	Award price (£)	Date of award	Performance period end

Rosemary Martin
LTIP	11,336	£5.28	20/02/2002	31/12/2006
	58,548	£1.35	24/02/2003	31/12/2007
	46,316	£4.19	11/03/2005	31/12/2007
	61,000	£3.93	15/03/2006	31/12/2008

Peter Moss
LTIP	7,155	£5.28	20/02/2002	31/12/2006
	48,356	£1.35	24/02/2003	31/12/2007
	20,500	£4.07	23/02/2004	31/12/2006
	16,347	£4.19	11/03/2005	31/12/2007
	26,390	£3.93	15/03/2006	31/12/2008

RSP	8,391	£3.21	27/08/2004	N/A
	12,402	£4.19	11/03/2005	N/A
	16,880	£3.93	15/03/2006	N/A

Mark Redwood
LTIP	12,261	£4.19	11/03/2005	31/12/2007

RSP	21,378	£3.21	27/08/2004	N/A
	9,303	£4.19	11/03/2005	N/A
	127,227	£3.93	15/03/2006	N/A

Jonathan Robson
LTIP	24,196	£4.07	23/02/2004	31/12/2006
	34,510	£4.19	11/03/2005	31/12/2007
	46,097	£3.93	15/03/2006	31/12/2008

RSP	10,056	£3.21	27/08/2004	N/A
	26,184	£4.19	11/03/2005	N/A
	29,488	£3.93	15/03/2006	N/A

Simon Walker
LTIP	101,852	£1.35	24/02/2003	31/12/2007
	48,940	£4.07	23/02/2004	31/12/2006
	45,545	£4.19	11/03/2005	31/12/2007
	60,000	£3.93	15/03/2006	31/12/2008

Susan Taylor-Martin
LTIP	34,894	£4.07	23/02/2004	31/12/2006
	33,966	£4.19	11/03/2005	31/12/2007
	49,000	£3.93	15/03/2006	31/12/2008

No awards have been made to Stephen Dando at present

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3.4	Directors’ Service Contracts

The Company has entered into a service contract with each of the executive Directors (Thomas Glocer, David Grigson and Devin Wenig). Information concerning these service contracts is contained in the section headed “Remuneration report” (paragraph 3 headed “Executive directors” on pages 39 to 40, paragraph 4 headed “Remuneration framework” on pages 40 to 42, paragraph 7 headed “Service contracts” on page 43, and paragraph 9 headed “Directors’ remuneration for 2005” on page 44) in the Reuters 2005 Annual Report and Form 20-F, a copy of which is available for inspection in accordance with paragraph 11 of Part III of this document.

4. Significant shareholdings

4.1

Set out in the table below are the names of those persons, other than a Director or Senior Manager, who, so far as the Company is aware, are interested, directly or indirectly, in three per cent. or more of the issued ordinary share capital of the Company as at 27 June 2006 (being the latest practicable date prior to the publication of this document):

Name	No. of Ordinary Shares	Percentage of issued ordinary share capital

Fidelity Investments	176,094,678	13.26
Merrill Lynch Investment Managers	48,978,642	3.69
Legal & General Investment Management	44,796,069	3.37
The Capital Group of Companies, Inc.	42,135,514	3.17
ValueAct Capital Master Fund, L.P.	40,756,000	3.07
Barclays PLC	40,069,073	3.02
4.2	The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

PR A1/16.2

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5. Material contracts and Related Party Transactions

5.1	Material contracts

Reuters Group

No contracts have been entered into (other than contacts entered into in the ordinary course of business) by any member of the Reuters Group either: (i) within the period of two years immediately preceding the date of this document which are or may be material to the Reuters Group; or (ii) which contain any provisions under which any member of the Reuters Group has any obligation or entitlement which is, or may be, material to the Reuters Group as at the date of this document, save as disclosed below:

(a)	The Shareholders’ Agreement dated 4 May 2006, the terms of which are summarised in Part II of this document;
(b)

Save for the updated information on the BT network services contract and the agreement with the pensions trustee described in paragraphs 5.1(c) and (d) below, those material contracts summarised in the section headed “Information for Shareholders” (paragraph 10 “related party transactions and material contracts”) on pages 123 to 125 of the 2005 Annual Report and Form 20-F, a copy of which is available for inspection in accordance with paragraph 11 of Part III of this document;

(c)	Network Services Agreement with BT

Reuters entered into a contract with BT effective 29 April 2005 under which BT became supplier of network services to Reuters. Under this network services agreement, BT will provide and manage secure data networks for Reuters products and services world wide and Reuters is currently expected to spend in the region of US$3 billion through 2013. The agreement (which was amended on 31 March 2006) sets out the responsibilities of the parties to achieve the migration of all existing connections to BT’s new IP network and contemplates completion of substantially all existing connections around June 2008 (although a limited number of countries will be completed by February 2010). The agreement sets out a mechanism where liquidated damages will be payable if a party fails to achieve certain migration milestones and fulfil its migration responsibilities. The agreement contains minimum spend commitments for each year following February 2010 (or if migration is completed earlier, from the final migration date), based on a declining percentage of the charges in the previous year, and obliges BT to meet certain quality of service levels. Reuters is entitled to service credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement. In addition, the agreement gives BT the opportunity to tender for any future telecommunication services; and

(d)	Agreement with pensions trustees

Reuters announced on 24 May 2006 that it has agreed a package of measures with the trustees of its two UK final salary pension plans that will substantially fund the pension deficit, enhance the security of the members’ existing benefits and reduce the risk associated with managing the plans. In addition to its ordinary pension contributions, Reuters has agreed to pay a cash sum of £188 million into the two pension funds in 2006 and a further £42 million in 2007.

PR A1/22

FXMarketSpace

Other than the Shareholders’ Agreement dated 4 May 2006, the terms of which are summarised in Part II of this document, no contracts have been entered into (other than contacts entered into in the ordinary course of business) by FXMarketSpace either: (i) within the period of two years immediately preceding the date of this document which are or may be material to FXMarketSpace; or (ii) which contain any provisions under which FXMarketSpace has any obligation or entitlement which is, or may be, material to FXMarketSpace as at the date of this document.

PR A1/22

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5.2	Related party transactions
(a)	A summary of the related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002), that Reuters has entered into:
(i)

during the financial year ended 31 December 2003 are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 29 to the accounts on page 68 of Reuters 2003 Annual Report and Form 20-F;

(ii)

during the financial year ended 31 December 2004 are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 29 to the accounts on page 68 of Reuters 2004 Annual Report and Form 20-F;

(iii)

during the financial year ended 31 December 2005 are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 34 to the accounts on pages 95 to 96 of Reuters 2005 Annual Report and Form 20-F; and

(iv)

during the period from 1 January 2006 up to 31 May 2006 (being the latest practicable date prior to the publication of this document), are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in paragraph 5.2(b) below.

A copy of each of the documents referred to above is available for inspection in accordance with paragraph 11 of Part III of this document.

(b)

There have been no additional related party relationships established since 1 January 2006 from those outlined in note 34 to the accounts on pages 95 to 96 of the Reuters 2005 Annual Report and Form 20-F. Existing related party relationships have continued as described in the 2005 Annual Report and Form 20-F. In the period from 1 January 2006 to 31 May 2006, the following values represent the activity with those related parties:

31 May 2006 (£m)

Amounts receivable:
Joint ventures	1
Associates	—

Amounts payable:
Joint ventures	1
Associates	—

Factiva

The total cost of the services provided by Factiva to Reuters between 1 January 2006 and 31 May 2006 was £2 million.

PR A1/19

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The total cost of services provided by Reuters to Factiva between 1 January 2006 and 31 May 2006 was £14 million.

In addition to the amounts above, Reuters held a loan payable to Factiva of £10 million, as at 31 May 2006.

3 Times Square Associates LLC (‘3XSQ Associates’)

Reuters made payments of US$14 million (£8 million) to 3XSQ Associates between 1 January 2006 and 31 May 2006 in respect of rent, operating expenses, and other obligations.

Key management personnel compensation, including the Group’s directors

31 May 2006 (£m)

Salaries and short-term employee benefits	4
Post-employment benefits	1
Share-based payments	3

Total	8

6.	Litigation
6.1

Except as described in paragraph 6.2 below, no member of the Reuters Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings of which the Group is aware which are pending or threatened) during the period covering the 12 months preceding the date of this document, which may have, or have had in such 12 month period, a significant effect on the Reuters Group’s financial position or profitability.

6.2

Save for the updated information on the litigation described below, information concerning significant litigation is contained in note 35 to the accounts on page 97 of Reuters 2005 Annual Report and Form 20-F, a copy of which is available for inspection in accordance with paragraph 11 of Part III of this document.

(a)

Since the 2005 Reuters Annual Report and Form 20-F, oral arguments on the motion to dismiss the case of Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc for forum non conveniens was rescheduled from 12 May 2006 to 21 July 2006.

(b)

Reuters has filed a motion to dismiss the amended complaint against Reuters Group PLC, Reuters C LLC, Reuters Transaction Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP in relation to the 1975 Agreement between Ariel and Instinet, which is currently being briefed. The Plaintiffs have filed their opposition to this. Reuters is due to file a brief reply by 18 July 2006 and a hearing will be scheduled shortly thereafter. Discovery continues to be stayed.

PR A1/20.8

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6.3

FXMarketSpace is not and has not been involved in any governmental, legal or arbitration proceedings (including any proceedings of which FXMarketSpace is aware which are pending or threatened) during the period covering the 12 months preceding the date of this document, which may have, or have had in such 12 month period, a significant effect on the FXMarketSpace’s financial position or profitability.

7.	Working Capital

In the opinion of the Company, the working capital of the Reuters Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of this document. This statement is made taking into account the effects of the CME JV Options, whether or not the CME JV Options are exercised in the period of 12 months from the date of this document.

8.	Consent

PR A3/3.1

JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its name and references to it in the form and context in which they are included.

LR 13.3.1(10)

9.	Significant changes
9.1

Except as described below, there has been no significant change in the financial or trading position of the Reuters Group since 31 December 2005, being the date to which the most recent published audited financial information of the Reuters Group has been prepared:

(a)	Share buy back programme

Reuters announced on 26 July 2005 that it intended to return £1 billion to shareholders, and initiated an on-market buyback programme, which is expected to run up to July 2007. The amount spent in the period 1 January 2006 to 27 June 2006 was approximately £293 million, bringing the cumulative amount spent on the buyback programme to £517 million.

(b)	Pension fund contribution

Please refer to paragraph 5.1(d) above for details of the agreement between Reuters and the trustees of its two UK final salary pension plans.

9.2

There has been no significant change in the financial or trading position of FXMarketSpace since 31 March 2006, being the date on which FXMarketSpace was incorporated. FXMarketSpace has not traded since incorporation.

PR A1/20.9

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10.	Information incorporated by reference

Information from the following documents has been incorporated in this document by reference:

Documents containing information incorporated by reference	Paragraph in which the document is referred to	Where the information can be accessed by Shareholders

2003 Annual Report and Form 20-F	Part III, paragraph 5.2(a)(i)	The Company’s website, http://about.reuters.com/home/
2004 Annual Report and Form 20-F	Part III, paragraph 5.2(a)(ii)	The Company’s website, http://about.reuters.com/home/
2005 Annual Report and Form 20-F	Part I, paragraphs 9, 10.1(a) and 10.1(b); Part III paragraphs 3.4, 5.1(b), 5.2(a)(iii) and 6.2	The Company’s website, http://about.reuters.com/home/

LR 13.1.6

A copy of each of the documents listed above has been filed with the UK Listing Authority and is also available for inspection in accordance with paragraph 11 below.

LR 13.1.3(2)

11.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of the Company at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP during normal business hours on any weekday (Saturdays and public holidays excepted) up to and including 19 July 2006:

PR A1/24

(i)	the Memorandum and Articles of Association of the Company;

PR A1/24(a)

(ii)	the consent letter from JPMorgan Cazenove referred to in paragraph 8 of this Part III;
(iii)	the 2003 Annual Report and Form 20-F, the 2004 Annual Report and Form 20-F and the 2005 Annual Report and Form 20-F; and
(iv)	this document.

30 June 2006

PR A1/24(b)

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Part IV

Definitions

The following definitions apply throughout this document, unless the context otherwise requires:

“2003 Annual Report and Form 20-F”	the combined 2003 annual report and accounts and Form 20-F of the Company
“2004 Annual Report and Form 20-F”	the combined 2004 annual report and accounts and Form 20-F of the Company
“2005 Annual Report and Form 20-F”	the combined 2005 annual report and accounts and Form 20-F of the Company
“Act” or “Companies Act”	the Companies Act 1985 (as amended)
“Affiliate”	any person over which any FXMS Shareholder or its Ultimate Parent Company has Control
“Board” or “Directors”	the directors of the Company, whose names are set out on pages 3 and 15 of this document, or any duly authorised committee thereof
“CME” or “Chicago Mercantile Exchange”	Chicago Mercantile Exchange Holdings Inc., Chicago Mercantile Exchange Inc. and/or CME FX Marketplace Inc. (as the context requires)
“CME JV Options”	such of the JV Options which have been granted by Reuters to, and are exercisable by, CME, as described in paragraphs 3 and 4 of Part I of this document
“Company”	Reuters Group PLC
“Completion”	completion of the establishment of the Joint Venture in accordance with the terms of the Shareholders’ Agreement
“Control”

in relation to a person (a “controlled person”) means the ability of a person (a “controlling person”) to ensure, directly or indirectly, that the activities and business of that controlled person are conducted in accordance with the wishes of that controlling person, and a person shall be deemed to have Control of another person if that controlling person possesses or is entitled to acquire the majority of the issued share capital or the voting rights in that controlled person or the right to receive the majority of the income of that controlled person on any distribution by it of all of its income or the majority of its assets on a winding-up (provided that a person shall not be deemed to have Control of another person if there are binding legal, constitutional or contractual provisions which preclude such Control in circumstances where that person otherwise possesses the majority of the issued share capital in that other person)

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“CREST”	the system for paperless settlement of trades and holdings of uncertificated shares administered and operated by CRESTCo Limited
“CREST Manual”	the manual, as amended from time to time, produced by CRESTCo Limited describing the CREST system and supplied by CRESTCo Limited to users and participants thereof
“CREST Proxy Instruction”

a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of a Shareholder at the EGM and containing the information required to be contained therein by the CREST Manual

“Directors”	the directors of the Company, being those individuals listed in paragraph 2.2 of Part III (Additional Information)
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held at 2 p.m. on Wednesday 19 July 2006, notice of which is set out at the end of this document
“Form of Proxy”	the form of proxy for use at the EGM, which accompanies this document
“Final Evaluation Tests”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“FSA”	the Financial Services Authority
“FX”	foreign exchange
“FXMarketSpace” or the “Joint Venture”	FXMarketSpace Limited, formerly named RCFX Limited
“FXMS Shares”	shares in the capital of FXMarketSpace
“FXMS Shareholder”	the holders of FXMS Shares
“Independent Expert”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“JPMorgan Cazenove”	JPMorgan Cazenove Limited, being the Company’s sponsor and joint broker

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“JV Options”

the various options granted to Reuters and CME pursuant to the terms of the Shareholders’ Agreement, summary details of which are set out in paragraph 3 of Part I (Letter from the Chairman), comprising the CME JV Options and the Reuters JV Options

“JV Partner”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Launch Date”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Listing Rules”	the listing rules made under Part VI of the Financial Services and Markets Act 2000 (as set out in the FSA Handbook and amended from time to time)
“Ordinary Shares”	the ordinary shares of 25 pence each in the capital of the Company
“Prescribed Value”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Proposed Transferee”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Registrars”	Lloyds TSB Registrars, of The Causeway, Worthing, West Sussex, BN99 6DA, UK
“Resolution”	the resolution to be proposed at the EGM
“Reuters”	the Company, Reuters Limited and/or Reuters Holdings Limited (as the context requires)
“Reuters Group” or “the Group”	the Company, together with its subsidiaries and subsidiary undertakings
“Reuters JV Options”	such of the JV Options which have been granted by CME to, and are exercisable by, Reuters
“Senior Managers”	those individuals listed in paragraph 2.3 of Part III (Additional Information)
“Shareholders”	the holders of Ordinary Shares
“Shareholders’ Agreement”

the shareholders’ agreement dated 4 May 2006 entered into by RCFX Limited (subsequently renamed FXMarketSpace Limited), the Company, Reuters Holdings Limited, Reuters Limited, Chicago Mercantile Exchange Holdings Inc., Chicago Mercantile Exchange Inc. and CME FX Marketplace Inc. in relation to the Joint Venture

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“Termination Call Option”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Termination Date”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“Trigger Event”	has the meaning ascribed to it in paragraph 3 of Part I (Letter from the Chairman)
“UK” or “United Kingdom”	United Kingdom of Great Britain and Northern Ireland
“UK Listing Authority”	the FSA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (as amended)
“Ultimate Parent Company”

in relation to a FXMS Shareholder means the person which is not itself subject to Control but which has Control of that FXMS Shareholder, either directly or indirectly through a chain of persons each of which has Control over the next person in the chain; as at the date of the Shareholders’ Agreement, Chicago Mercantile Exchange Holdings Inc. is the Ultimate Parent Company of CME FX Marketplace Inc. and Reuters Group PLC is the Ultimate Parent Company of Reuters Holdings Limited

“Unilateral Capital Contribution”

a capital contribution to FXMarketSpace made by one party only and resulting in a change in the ownership percentages of the two parties, such contribution being permitted only where (i) FXMarketSpace has met the requirements of the Final Evaluation Tests (or FXMarketSpace has not met the requirements of the Final Evaluation Tests but all rights to serve a termination notice in accordance with the terms of the Shareholders’ Agreement have lapsed without such notice being served); (ii) FXMarketSpace requires additional capital to fund a shortfall in its budget, and (iii) the other party elects to not fund its portion of the shortfall

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REUTERS GROUP PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3296375)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Reuters Group PLC (the “Company”) will be held at 2 p.m. on Wednesday 19 July 2006 at the Company’s offices at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

THAT the grant of the CME JV Options, as defined in Part IV of the circular to the shareholders of the Company dated 30 June 2006 (the “Circular”) and as provided for in the Shareholders’ Agreement (as defined in the Circular), and the transactions contemplated thereby, be and are hereby approved.

Registered Office:	By Order of the Board

The Reuters Building South Colonnade Canary Wharf London E14 5EP	Company Secretary Rosemary Martin

30 June 2006

Notes:

(i) A member of the Company entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed with this notice. Instructions for use are shown on the form. Forms of proxy must be received by the Company’s registrars, Lloyds TSB Registrars of The Causeway, Worthing, West Sussex, BN99 6DA, UK, no later than 2 p.m. on Monday 17 July 2006. Completion and return of a form of proxy does not preclude a member from attending and voting in person.

(ii) Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of members of the Company by no later than 2 p.m. on Monday 17 July 2006, being not more than 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Electronic proxy appointment through Share Vote

If you wish, you may register the appointment of a proxy for this meeting electronically, by contacting the website www.sharevote.co.uk where full details of the procedure are given. The proxy appointment and instructions must be received by Lloyds TSB Registrars not less than 48 hours before the time for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

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Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM to be held at 2 p.m. on Wednesday 19 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.